Exhibit 99.1

AutoNavi Holdings Limited Reports Fourth Quarter and Fiscal Year 2013 Results

BEIJING, Feb. 28, 2014 (GLOBE NEWSWIRE) — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq:AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2013.

Fourth Quarter 2013 Operational Highlights

•                  Mobile Platform Active Users

•                  Monthly active users of AutoNavi’s mobile map application grew 88% year-over-year, and 20% quarter-over-quarter, to approximately 92 million as of the end of the fourth quarter of 2013.

•                  Monthly active users of AutoNavi’s mobile navigation application grew 31% quarter-over-quarter to approximately 10.6 million as of the end of the fourth quarter of 2013.

•                  Mobile Platform User Base

•                  Users of AutoNavi’s mobile map application grew to over 200 million as of the end of the fourth quarter of 2013, compared to 98 million as of the end of the fourth quarter of 2012, and 171 million as of the end of third quarter of 2013.

•                  AutoNavi’s mobile navigation application was downloaded and pre-loaded on a total of approximately 98 million smartphones in the fourth quarter of 2013, compared to 83 million in the third quarter of 2013.

“The number of online-to-offline service orders through AutoNavi’s free mobile map application increased dramatically in the fourth quarter,” said Mr. Congwu Cheng, the Company’s chairman and chief executive officer. “Although it is still a relatively low base, our performance in that regard not only reflects a shift in mobile user behavior in the way consumers search for and order online-to-offline services, but also underscores the viability of our strategy of making our mobile maps an important gateway to the mobile Internet and ultimately monetizing our growing mobile traffic.”

Fourth Quarter 2013 Results

Revenues

Total net revenues in the fourth quarter of 2013 were $31.5 million, compared to $43.6 million in the fourth quarter of 2012, and $37.7 million in the third quarter of 2013.

Automotive Navigation

Net revenues from the automotive navigation market in the fourth quarter of 2013 were $18.6 million, compared to $21.6 million in the fourth quarter of 2012, and $19.4 million in the third quarter of 2013. The year-over-year change was partially attributable to a decline in the number of copies of digital map data licensed for use with in-dash navigation systems, which resulted from one of the Company’s existing customers, BMW, shifting some of its newer car models to another map data provider. The year-over-year change also reflects a drop in blended average selling prices (“ASP”), as the Company’s business began to include more mid-range automobiles with lower ASPs. The sequential decrease was largely attributable to a decrease in the number of copies of digital map data licensed for use with in-dash navigation systems, which is directly linked to the number of vehicles sold in China that are equipped with these systems.

Mobile and Internet Location-based Solutions

The Company’s mobile and Internet location-based solutions business in the fourth quarter of 2013 reported $8.9 million in net revenues, compared to $15.5 million in the fourth quarter of 2012, and $14.8 million in the third quarter of 2013. The changes were primarily due to the Company’s strategic decision to make its premium navigation app freely available to users.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the fourth quarter of 2013 were $3.1 million, compared to $5.8 million in the fourth quarter of 2012 and $3.5 million in the third quarter of 2013. The yearly change was primarily caused by a decline in aerial photogrammetry projects, and a decline in the number of 3-D modeling applications projects. The sequential change was primarily due to a decline in the Company’s aerial photogrammetry business. Looking ahead, the Company expects to collect and process aerial photogrammetry images and construct 3-D modeling applications for supporting the Company’s mobile offerings, instead of satisfying market demand.

Cost of Revenues

Cost of revenues in the fourth quarter of 2013 was $13.7million, compared to $12.8 million in the year ago quarter and $11.7 million in the previous quarter. The increases of the Company’s cost of revenues reflect its continuous investment in building its location-based database. To be more specific, the year-over-year increase was mainly due to a general annual increase in salary and welfare benefits for employees directly involved in data collection and processing; the sequential increase was largely attributable to a rise in outsourced data production costs. Non-GAAP cost of revenues, which excludes share-based compensation expenses, was $14.0 million, compared to $12.6 million in the year ago quarter and $12.0 million in the last quarter.

Operating Expenses

Total operating expenses in the fourth quarter of 2013 were $51.2 million, compared to $22.6 million in the fourth quarter of 2012 and $38.2 million in the third quarter of 2013. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $44.9 million, compared to $20.5 million in the year-ago quarter and $35.7 million in the previous quarter. The increases in total operating expenses mainly reflect the Company’s heavy investments in the mobile Internet space.

Research and development (“R&D”) expenses were $20.4 million in the fourth quarter of 2013, compared to $10.1 million in the fourth quarter of 2012, and $16.9 million in the third quarter of 2013. The year-over-year increase was primarily due to increased salary and benefit expenses resulting from both an increase in the number of R&D staff and a general annual increase in R&D personnel salary and welfare benefits, higher share-based compensation expenses, resulting from the Company’s recent grant of non-vested ordinary shares and options to employees, and increased outsourced development costs. The sequential increase was largely attributable to increased salary and benefit expenses resulting from an increase in the number of R&D staff and higher share-based compensation expenses. Non-GAAP R&D expenses, which exclude share-based compensation expenses, were $18.0 million in the quarter, compared to $9.4 million in the year-ago quarter and $15.7 million in the previous quarter.

Selling and marketing expenses were $17.0 million in the fourth quarter of 2013, compared to $7.1 million in the fourth quarter of 2012 and $14.9 million in the third quarter of 2013. The year-over-year increase was primarily due to increased promotion and marketing expenses related to the Company’s mobile offerings, and higher salary and benefit expenses resulting from increased sales-related headcount and a general annual increase in sales and marketing personnel salary and welfare benefits. The sequential increase was mainly attributable to increased promotion and marketing expenses related to the Company’s mobile offerings. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, were $16.6 million in the quarter, compared to $6.3 million in the year ago quarter and $14.3 million in the previous quarter.

General and administrative expenses were $13.8 million in the fourth quarter of 2013, compared to $5.4 million in the fourth quarter of 2012 and $6.5 million in the third quarter of 2013.The year-over-year increase was primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel and a general annual increase in the Company’s general and administrative staff salary and welfare, higher share-based compensation expenses, and increased professional service expenses largely related to the Alohar acquisition. The sequential increase was mainly due to higher share-based compensation expenses, increased professional service expenses as well as a higher bad debt allowance recorded in the fourth quarter. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were $10.2 million in the quarter, compared to $4.7 million in the year-ago quarter and $5.7 million in the previous quarter.

Income Tax Expense

The income tax expense of $2.9 million in the fourth quarter of 2013arose mainly from valuation allowances of approximately $3.5 million provided on the deferred tax assets of some of the Company’s consolidated entities which incurred loss in the year 2013, due to the uncertainty surrounding their realization before expiration.

Net Loss Attributable to AutoNavi Shareholders

Net loss attributable to AutoNavi shareholders was $28.2 million in the fourth quarter of 2013, compared to net income of $8.7 million in the fourth quarter of 2012 and a net loss of $6.7 million in the third quarter of 2013. Diluted net loss per American depositary share (“ADS”) attributable to AutoNavi shareholders for the fourth quarter of 2013 was $0.52, as compared to diluted net income per ADS attributable to AutoNavi shareholders of $0.18 in the year-ago period, and net loss per ADS attributable to AutoNavi shareholders of $0.12 in the previous quarter. One ADS represents four ordinary shares.

Non-GAAP net loss attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $22.1million in the fourth quarter of 2013, compared to non-GAAP net income attributable to AutoNavi shareholders of $11.0 million in the fourth quarter of 2012, and non-GAAP net loss attributable to AutoNavi shareholders of $4.4 million in the third quarter of 2013. Diluted non-GAAP net loss per ADS attributable to AutoNavi shareholders for the fourth quarter of 2013 was $0.41, compared to diluted non-GAAP net income per ADS of $0.22 in the year-ago period, and diluted non-GAAP net loss per ADS of $0.08 in the previous quarter.

Fiscal Year 2013 Results

Revenues

Total net revenues in fiscal year 2013 were $141.7 million, compared to $159.7 million in fiscal year 2012.

Automotive Navigation

Net revenues from the automotive navigation market in fiscal year 2013 were $72.6 million, compared to $92.1 million in fiscal year 2012.The change was primarily due toa decline in the number of copies of digital map data licensed for use with in-dash navigation systems, which resulted from one of the Company’s existing customers, BMW, shifting some of its newer car models to another map data provider. The year-over-year change also reflects a drop in blended average selling prices (“ASP”), as the Company’s business began to include more mid-range automobiles with lower ASPs.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in fiscal year 2013generated $52.4 million in net revenues, compared to $47.6 million in fiscal year 2012.The increase was primarily due to the growth in revenues derived from the mobile map and navigation solutions for mobile operators, and the Company’s Internet-based map API solutions.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in fiscal year 2013 were $14.8 million, compared to $17.7 million in fiscal year 2012. The change was largely attributable to a decline in aerial photogrammetry projects, and a decline in the number of 3-D modeling applications projects.

Cost of Revenues

Cost of revenues in fiscal year 2013 was $47.8 million, compared to $43.0 million in fiscal year 2012. The increase was mainly due to a general annual increase in salary and welfare for employees directly involved in data collection and processing, and increased outsourced data production cost.

Operating Expenses

Total operating expenses in fiscal year2013 were $136.4 million, compared to $80.9 million in fiscal year 2012. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $122.7 million, compared to $68.5 million in fiscal year 2012.

Research and development (“R&D”) expenses were $60.1 million in fiscal year 2013, compared to $35.6 million in fiscal year 2012. The increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff and a general annual increase in R&D personnel salary and welfare benefits, higher share-based compensation expenses, and increased outsourced development costs. Non-GAAP R&D expenses, which exclude share-based compensation expenses, were $54.8 million in fiscal year 2013, compared to $31.8 million in fiscal year 2012.

Selling and marketing expenses were $46.2 million in fiscal year 2013, compared to $25.0 million in fiscal year 2012. The increase was primarily due to an increase in promotion and marketing expenses related to the Company’s mobile offerings and higher salary and benefit expenses resulting from increased sales-related headcount and a general annual increase in sales and marketing personnel salary and welfare benefits. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, were $43.8 million, compared to $20.3 million in fiscal year 2012.

General and administrative expenses were $30.1 million in fiscal year 2013, compared to $20.3 million in fiscal year 2012. The increase was primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel along with a general annual increase in general and administrative staff salary and welfare benefits, higher share-based compensation expenses and increased professional services expenses. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were $24.2 million, compared to $16.4 million in fiscal year 2012.

Net Loss Attributable to AutoNavi Shareholders

Net loss attributable to AutoNavi shareholders was $25.4 million in fiscal year 2013, compared to net income attributable to AutoNavi shareholders of$36.5 million in fiscal year 2012. Diluted net loss per American depositary share (“ADS”) attributable to AutoNavi shareholders for the fiscal year 2013 was $0.49, as compared to diluted net income per ADS attributable to AutoNavi shareholders of $0.73 in fiscal year 2012. One ADS represents four ordinary shares.

Non-GAAP net loss attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $12.0 million in fiscal year 2013, compared to non-GAAP net income attributable to AutoNavi shareholders of $49.0 million in fiscal year 2012. Diluted non-GAAP net loss per ADS attributable to AutoNavi shareholders for the fiscal year 2013 was $0.23, as compared to non-GAAP net income per ADS attributable to AutoNavi shareholders of $0.98 in fiscal year 2012.

Cash and Term Deposits Balance

As of December 31, 2013, the Company had $480.3 million in cash and cash equivalents and term deposits.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on February 28, 2014(9:00 p.m. Beijing/Hong Kong time on February 28, 2014).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
United Kingdom:	+44-203-059-8139
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until March 8, 2014:

U.S. Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	27359343

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) Non-GAAP cost of revenues, (2) non-GAAP operating expenses, (3) non-GAAP R&D expenses, (4) non-GAAP selling and marketing expenses, (5) non-GAAP general and administrative expenses, (6) non-GAAP net income/loss attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income/loss per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	December 31,	December 31,
	2013	2012

Assets
Current assets
Cash and cash equivalents	399,316	151,543
Restricted cash	149	835
Term deposits	80,942	64,686
Accounts receivable, net of allowance for doubtful accounts of $3,882 and $1,859 as of December 31, 2013 and December 31, 2012, respectively	36,777	45,985
Due from related parties, trading	7	4,749
Due from related parties, non-trading	448	3
Prepaid expense and other current assets	18,644	7,840
Deferred tax assets-current	554	1,838
Total current assets	536,837	277,479

Properties and equipment, net	52,022	47,120
Prepayment for acquisition of property	8,930	8,677
Equity method investments	3,611	4,164
Acquired intangible assets, net	8,637	5,004
Goodwill	35,391	8,837
Deferred tax assets-non-current	113	150
Other long term assets	189	373

TOTAL ASSETS	645,730	351,804

Liabilities
Current liabilities

Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $3,488 and $2,124 as of December 31, 2013 and December 31, 2012, respectively)	3,493	2,124

Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $13,743 and $13,907 as of December 31, 2013 and December 31, 2012, respectively)	14,440	14,630

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $33,263 and $26,230 as of December 31, 2013 and December 31, 2012, respectively)	43,058	29,613

Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $6,602and $10,082 as of December 31, 2013 and December 31, 2012, respectively)	6,438	10,417

Derivative (including derivative of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of December 31, 2013 and December 31, 2012, respectively)	776	—

Total current liabilities	68,205	56,784

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $583 and $862 as of December 31, 2013 and December 31, 2012, respectively)	2,745	966

Total liabilities	70,950	57,750

Series A convertible redeemable preferred shares	188,453	—

Equity
Ordinary shares	23	19
Additional paid-in capital	298,476	189,373
Treasury stock	(27,003)	(29,164)
Statutory reserve	13,229	11,668
Retained earnings	68,784	95,715
Accumulated other comprehensive income	26,785	20,546

Total AutoNavi Holdings Limited shareholders’ equity	380,294	288,157
Noncontrolling interest	6,033	5,897

Total equity	386,327	294,054

TOTAL LIABILITIES AND EQUITY	645,730	351,804

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended			For the year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
	2013	2012	2013	2013	2012

Net revenues	31,502	43,608	37,663	141,674	159,693
Cost of revenues	(13,666)	(12,771)	(11,747)	(47,819)	(43,019)
Gross profit	17,836	30,837	25,916	93,855	116,674

Operating expenses:
Research and development	(20,401)	(10,077)	(16,859)	(60,134)	(35,581)
Selling and marketing	(17,035)	(7,112)	(14,858)	(46,211)	(24,958)
General and administrative	(13,811)	(5,448)	(6,510)	(30,099)	(20,322)
Total operating expenses	(51,247)	(22,637)	(38,227)	(136,444)	(80,861)
Government subsidies	1,350	597	75	1,446	3,111
Operating (loss)/income	(32,061)	8,797	(12,236)	(41,143)	38,924

Interest income	4,552	1,707	4,846	14,564	6,456
Foreign exchange gains	2,583	377	807	3,552	454
Other Income	19	201	307	406	342
(Loss)/income before income taxes and share of net loss of equity method investment	(24,907)	11,082	(6,276)	(22,621)	46,176
Income tax (expense)/benefit	(2,942)	(1,792)	132	(932)	(7,214)
Share of net loss of equity method investment	(160)	(248)	(245)	(795)	(778)
Net (loss)/income	(28,009)	9,042	(6,389)	(24,348)	38,184
Less: Net income attributable to noncontrolling interest	197	352	269	1,022	1,676
Net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(28,206)	8,690	(6,658)	(25,370)	36,508
Less: Net loss attributable to AutoNavi Holdings Limited Series A preferred shareholder	—	—	—	—	—
Net (loss)/income attributable to AutoNavi Holdings Limited ordinary shareholders	(28,206)	8,690	(6,658)	(25,370)	36,508

Net (loss)/income per ordinary share

Basic	(0.13)	0.05	(0.03)	(0.12)	0.19
Diluted	(0.13)	0.04	(0.03)	(0.12)	0.18

Weighted average number of shares used in calculating net (loss)/income per ordinary share
Basic	216,857,856	188,136,499	215,860,040	205,328,926	190,853,540

Diluted	216,857,856	198,054,969	215,860,040	205,328,926	201,168,386

Other comprehensive income, net of tax
Foreign currency translation adjustment	2,252	1,867	651	6,416	2,338

Comprehensive (loss)/income	(25,757)	10,909	(5,738)	(17,932)	40,522
Less: comprehensive income attributable to noncontrolling interest	262	402	289	1,199	1,730
Comprehensive (loss)/income attributable to AutoNavi Holdings Limited shareholders	(26,019)	10,507	(6,027)	(19,131)	38,792

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended			For the year ended
	December 31,	December 31,	September 30,	December 31,	December 31,
	2013	2012	2013	2013	2012

Total operating expenses	51,247	22,637	38,227	136,444	80,861
Share-based compensation	(6,382)	(2,180)	(2,519)	(13,728)	(12,315)
Non-GAAP total operating expenses	44,865	20,457	35,708	122,716	68,546

Research and development expenses	20,401	10,077	16,859	60,134	35,581
Share-based compensation	(2,373)	(644)	(1,134)	(5,382)	(3,785)
Non-GAAP research and development expenses	18,028	9,433	15,725	54,752	31,796

Selling and marketing expenses	17,035	7,112	14,858	46,211	24,958
Share-based compensation	(389)	(828)	(563)	(2,439)	(4,651)
Non-GAAP selling and marketing expenses	16,646	6,284	14,295	43,772	20,307

General and administrative expenses	13,811	5,448	6,510	30,099	20,322
Share-based compensation	(3,620)	(708)	(822)	(5,907)	(3,879)
Non-GAAP general and administrative expenses	10,191	4,740	5,688	24,192	16,443

Operating (loss)/income	(32,061)	8,797	(12,236)	(41,143)	38,924
Share-based compensation	6,065	2,316	2,228	13,372	12,536
Non-GAAP operating (loss)/income	(25,996)	11,113	(10,008)	(27,771)	51,460

Net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(28,206)	8,690	(6,658)	(25,370)	36,508
Share-based compensation	6,065	2,316	2,228	13,372	12,536
Non-GAAP net (loss)/income attributable to AutoNavi Holdings Limited shareholders	(22,141)	11,006	(4,430)	(11,998)	49,044

	For the three months ended December 31, 2013			For the year ended December 31, 2013
	GAAP	Adjustments	Non-GAAP(a)	GAAP	Adjustments	Non-GAAP(a)
Diluted net loss per ADS attributable to AutoNavi Holdings Limited shareholders	(0.52)	0.11	(0.41)	(0.49)	0.26	(0.23)

(a) Non-GAAP diluted net loss per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net loss attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net loss per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).